UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of May 2024

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

SENDAS DISTRIBUIDORA S.A.

PUBLICLY-HELD COMPANY WITH AUTHORIZED CAPITAL CNPJ nº 06.057.223/0001-71

NIRE 33.3.002.7290-9

EXTRACT FROM THE MINUTES OF THE BOARD OF DIRECTORS' MEETING HELD ON MAY 29, 2024

1.               DATE, TIME AND LOCATION: on May 29, 2024, at 8 a.m., at the registered office of Sendas Distribuidora S.A. ("Company"), at Avenida Ayrton Senna, nº 6.000, Lote 2, Pal 48959, Anexo A, Jacarepaguá, CEP 22775-005, City of Rio de Janeiro, State of Rio de Janeiro.

2.               BOARD: Chairman: Mr. Oscar de Paula Bernardes Neto; Secretary: Mr. Luis Henrique Estima Galdino.

3.               CALL AND ATTENDANCE: The call was waived due to the presence of all the members of the Company's Board of Directors, Messrs. Oscar de Paula Bernardes Neto, José Guimarães Monforte, Belmiro de Figueiredo Gomes, Enéas Cesar Pestana Neto, Andiara Pedroso Petterle, Julio Cesar de Queiroz, Leila Abraham Loria and Leonardo Gomes Pereira.

4.               AGENDA: To resolve on (i) the execution, as well as on the terms and conditions, of the 10th (tenth) issuance of simple, non-convertible debentures, of the unsecured type, in a single series, of the Company, in the total amount of R$ 1,800,000,000.00 (one billion and eight hundred million reais) ("Debentures" and "Issue", respectively), which will be the subject of a public distribution offering, to be registered with the Brazilian Securities and Exchange Commission ("CVM"), under the automatic registration of distribution, pursuant to CVM Resolution No. 160, of July 13, 2022, as amended ("Offering" and "CVM Resolution 160", respectively), Law No. 6,385, of December 7, 1976, as amended ("Securities Market Law") and Law No. 6,404, of December 15, 1976, as amended ("Brazilian Corporation Law") and other applicable legal and regulatory provisions;

(ii)    the execution by the Company of any and all instruments necessary and/or convenient to carry out the Issuance, assume the obligations arising from the Debentures and implement the Offering;

(iii)     the authorization to the Executive Board and other legal representatives of the Company for them to perform all acts and adopt all necessary and/or convenient measures for the formalization of the Issuance and the Offering, including, but not limited to, the negotiation and signing of the Deed of Issue (as defined below), the Distribution Agreement (as defined below), any amendments to such instruments, and all other documents related to the Issuance;

(iv)     the authorization of the Executive Board and other legal representatives of the Company to hire the Coordinators (as defined below) through the “Instrumento Particular de Contrato de Coordenação, Colocação e Distribuição Pública, sob o Rito de Registro Automático, da 10ª (Décima) Emissão de Debêntures Simples, não Conversíveis em Ações, em Série Única, da Espécie Quirografária, da Sendas Distribuidora S.A.” (“Distribution Agreement ”), the Fiduciary Agent (as defined below), the Bookkeeper (as defined below), the Settling Bank (as defined below), the Rating Agency (as defined in the Deed of Issue), the legal advisors and other service providers related to the Issuance and the Offering, and may negotiate, sign the respective contracts and set their respective fees; e

(v)    the ratification of all acts previously performed by the Company, through its officers and other legal representatives, as the case may be, related to the Issuance and the Offering, as well as the resolutions below.

5.               RESOLUTIONS: The members of the Board of Directors, in view of the prior analysis and favorable recommendation of the Financial and Investment Committees, examined the items on the Agenda and deliberated, unanimously and without any reservations:

(vi)	To authorize the Issuance and the Offering by the Company, with the following main characteristics, which will be detailed and regulated within the scope of the “Instrumento Particular de Escritura da 10ª (décima) Emissão de Debêntures Simples, Não Conversíveis em Ações, da Espécie Quirografária, em Série Única, para Distribuição Pública, sob o Rito de Registro Automático, da Sendas Distribuidora S.A.” (“Deed of Issue”), as well as the execution of the Deed of Issue, other documents of the Issue and any amendments to such documents, by the Company's officers and/or attorneys-in-fact appointed, pursuant to Article 17, paragraph (q) of its Bylaws, regardless of additional approval to that effect at the Shareholders' Meeting.

(ee)	Total Amount of the Issue: the total amount of the Issuance will be R$1,800,000,000.00 (one billion eight hundred million reais), on the Issuance Date (as defined below);

(ff)	Issue Date: for all legal purposes, the date of issuance of the Debentures shall be defined in the Deed of Issue ("Date of Issue");

(gg)	Issue Number: the Issuance represents the Company's 10th (tenth) issuance of Debentures;

(hh)	Nominal Unitary Value: the nominal Unitary value of the Debentures, on the Issue Date, will be R$1,000.00 (one thousand reais) ("Nominal Unitary Value");

(ii)	Number of Series: the Issuance will be carried out in a single series;

(jj)	Quantity: 1,800,000 (one million eight hundred thousand) Debentures will be issued;

(kk)	Guarantees: the Debentures will not have real or fiduciary guarantees;

(ll)	Term and Maturing Date: the Debentures shall have a term of five (5) years from the Date of Issue, maturing on the date stipulated in the Deed of Issue ("Maturity Date"), except for the early maturity of the obligations arising from the Debentures and the early redemption of all the Debentures, under the terms set forth in the Deed of Issue;

(mm)	Form, Type and Proof of Ownership of Debentures: the Debentures will be issued in registered and book-entry form, without the issuance of cautions or certificates, and, for all legal purposes, the ownership of the Debentures will be proven by the statement issued by the Bookkeeper and, additionally, with respect to the Debentures that are electronically held in custody at B3 S.A. – Brasil, Bolsa, Balcão – Balcão B3 ("B3"), As the case may be, this statement will be issued in the name of the holder of the Debentures, which will serve as proof of ownership of such Debentures;

(nn)	Profitability Commencement Date: for all legal purposes and effects, the Profitability Commencement Date of the Debentures shall be the 1st (first) Payment Date (as defined below) of the Debentures ("Profitability Commencement Date").

(oo)	Type: the Debentures shall be of the unsecured type, pursuant to article 58 of the Brazilian Corporation Law;

(pp)	Use of Proceeds: the net proceeds raised through the Offering will be used by the Company for general purposes, including cash reinforcement and liability management;

(qq)	Settling Bank and Bookkeeper: the functions of settling bank will be performed by Banco Bradesco S.A., a financial institution headquartered in the City of Osasco, State of São Paulo, at Núcleo Cidade de Deus, s/nº, Vila Yara, registered before the CNPJ under No. 60.746.948/0001-12. ("Settling Bank"). The functions of mandatory bookkeeper shall be performed by Banco Bradesco S.A., hereinafter referred to as the ("Bookkeeper"). The Bookkeeper will be responsible for carrying out the bookkeeping of the Debentures, among other responsibilities defined in the rules issued by CVM and B3;

(rr)	Trustee: the Company will appoint Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários, a financial institution, headquartered in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida das Américas, nº 4.200, Bloco 08, Ala B, Rooms 302, 303 and 304, Barra da Tijuca, CEP 22640-102, registered before the CNPJ under No. 17.343.682/0001-38 ("Fiduciary Agent");

(ss)	Monetary Adjustment: The Nominal Unitary Value of the Debentures will not be subject to monetary adjustment.

(tt)	Remuneration: on the Nominal Unitary Value or the balance of the Nominal Unitary Value of the Debentures, as the case may be, remunerative interest will be charged corresponding to the accumulated variation of 100% (one hundred percent) of the average daily rates of the DI of one day, "over extra group", expressed as a percentage per year, based on two hundred and fifty-two (252) Business Days (as defined in the Deed of Issue), calculated and disclosed daily by B3, plus exponentially a spread (surcharge) of 1.25% (one integer and twenty-five hundredths of a percent) per year, based on two hundred and fifty-two (252) Business Days ("Remuneration"), to be calculated exponentially and cumulatively pro rata temporis for elapsed working days, levied on the Nominal Unitary Value or balance of the Nominal Unitary Value of the Debentures, as the case may be, since the Date Profitability Start, or the Remuneration Payment Date (as per defined in the Term of Issue) immediately preceding (inclusive) up to and including the date of its effective payment, according to the formula contained in the Deed of Issue;

(uu)	Amortization of Nominal Unitary Value: the Nominal Unitary Value of the Debentures will be amortized in two (2) consecutive annual installments, on the dates indicated in the Deed of Issue;

(vv)	Payment of Remuneration: Without prejudice to payments as a result of any early maturity of the obligations arising from the Debentures and early redemption of the Debentures, under the terms set forth in the Deed of Issue, the Remuneration will be paid semi-annually, as from the Date of Issue, on the dates set forth in the Deed of Issue (“Remuneration Payment Date”);

(ww)	Placement and Distribution Plan: the Debentures will be subject to a public offering of distribution, intended exclusively for Professional Investors, as defined in article 11 of CVM Resolution No. 30, of May 11, 2021, as amended, pursuant to the Securities Market Law, CVM Resolution 160 and other legal provisions, under a firm placement guarantee regime for all Debentures, pursuant to the distribution plan previously agreed between the Company, the lead intermediary institution of the Offering ("Lead Coordinator") and other financial institutions that are part of the Brazilian securities distribution system contracted to act as intermediary institutions of the Offering (together with the Lead Coordinator, "Coordinators"), pursuant to the Distribution Agreement;

(xx)	Deposit for Distribution, Trading and Electronic Custody: the Debentures must be deposited for (i) distribution in the primary market through the ADM – Asset Distribution Module, managed and operated by B3; and (ii) trading in the secondary market through the CETIP21 – Securities, managed and operated by B3, with the distribution and trading being financially settled and the Debentures being held in electronic custody at B3;

(yy)	Subscription Price and Payment Form: the payment of the Debentures in the primary market will be carried out in accordance with the procedures adopted by B3, in cash, in local currency, at the time of subscription, with one or more subscriptions and payments being admitted on each payment date ("Payment Date"). On the Profitability Commencement Date, the payment of the Debentures will be made at their Nominal Unitary Value. In the event that any Debentures are paid in on any date other than and after the Profitability Start Date, the payments of the Debentures will be made at the Nominal Unitary Value plus the Remuneration calculated pro rata temporis from the Profitability Start Date until the respective Payment Date. The Debentures may be subscribed with a premium or discount, to be defined by the Coordinators at the time of subscription of the Debentures, provided that, if applicable, the premium or discount will be the same for all Debentures paid in on the same payment date, at the sole discretion of the Coordinators, as provided for in the Distribution Agreement;

(zz)	Events of Default/Early Maturity: the Debentures, as well as all obligations contained in the Deed of Issue, are subject to automatic early maturity and non- automatic early maturity, under the terms established in the Deed of Issue, and the Company is immediately required to pay the Nominal Unitary Value, or the balance of the Nominal Unitary Value, as the case may be, plus the Remuneration, calculated pro rata temporis from the Profitability Start Date, or from the immediately preceding Remuneration Payment Date, as the case may be, until the date of effective payment, regardless of any judicial or extrajudicial notice, interpellation or notification to the Company or consultation with the Debenture Holders, in the event of certain hypotheses of automatic early maturity and hypotheses of non-automatic early maturity, under the terms set forth in the Deed of Issue;

(aaa)	Full Optional Early Redemption: the Company may, subject to the terms and conditions set forth in the Deed of Issue, at its sole discretion, as of the date defined in the Deed of Issue, carry out the early redemption of all the Debentures ("Optional Early Redemption"), by sending a notice to all holders of the Debentures, with a copy to the Fiduciary Agent, or by publishing a notice to the holders of the Debentures, under the terms described in the Deed of Issue, ten (10) Business Days prior to the date of the event, informing: (i) the date on which the Optional Early Redemption will be made, which shall be a Business Day; and (ii) any other information relevant to the holders of the Debentures. In the event of Optional Early Redemption, payment will be made of its respective Nominal Unitary Value or the balance of the Nominal Unitary Value, as the case may be, plus the Remuneration, calculated pro rata temporis from the Profitability Start Date or the last Remuneration Payment Date, as the case may be, until the date of the effective Optional Early Redemption, added to such amount the Optional Early Redemption Premium (as defined in the Deed of Issue), as well as fines and default interest, if any;

(bbb)	Optional Extraordinary Amortization: the Company may, subject to the terms and conditions set forth in the Deed of Issue, at its sole discretion and regardless of the will of the holders of Debentures, as of the date defined in the Deed of Issue, carry out optional extraordinary amortization of the Debentures, upon payment of a portion of the Nominal Unitary Value or the balance of the Nominal Unitary Value, as the case may be, plus the Remuneration, calculated pro rata temporis from the Profitability Start Date or the last Remuneration Payment Date, as the case may be, until the date of effective early amortization, plus the Optional Amortization Premium (as defined in the Deed of Issue), as well as penalty and default interest, if any ("Optional Amortization");

(ccc)	Optional Acquisition: the Company may, at any time, acquire Debentures, pursuant to the provisions of article 55, paragraph 3, of the Brazilian Corporation Law, provided that it complies with any rules issued by the CVM, and the fact, if so required by the applicable legal and regulatory provisions, must be included in the Company's management report and financial statements. The Debentures acquired by the Company may, at its discretion, be canceled, remain in treasury or be placed back on the market, subject to the restrictions imposed by CVM Resolution 160. The Debentures acquired by the Company to remain in treasury, under the terms of the Deed of Issue, if and when replaced on the market, will be entitled to the same remuneration applicable to the other Debentures;

(ddd)	Early Redemption Offer: the Company may, at its sole discretion, at any time from the Issue Date, make an offer for early redemption of all Debentures ("Early Redemption Offer"). The Early Redemption Offer will be addressed to all holders of Debentures, without distinction, ensuring equal conditions for all holders of Debentures to accept the early redemption of the Debentures they hold, in accordance with the terms and conditions set forth in the Deed of Issue. The Company will carry out the Early Redemption Offer by means of the publication of a communication addressed to the holders of Debentures, to be widely disclosed under the terms of the Deed of Issue or by means of an individual communication to be sent by the Company to each of the holders of Debentures, with a copy to the Fiduciary Agent and to B3, which shall describe the terms and conditions of the Early Redemption Offer, as provided for in the Deed of Issue;

(eee)	Scheduled Renegotiation: the Debentures will not be subject to scheduled renegotiation;

(fff)	Arrears charges: In the event of unpunctuality in the payment, by the Company, of any amount due to the holders of Debentures, the overdue and unpaid debts owed and not paid by the Company, will be, from the date of default until the date of effective payment, subject to, regardless of notice, notification or judicial or extrajudicial interpellation, in addition to the Remuneration: (i) conventional, irreducible and non-compensatory fine, 2% (two percent); and (ii) default interest at the rate of 1% (one percent) per month, both levied on the amounts in arrears, except if the default occurs due to an operational problem of a third party and provided that the total amount defaulted is paid by the Business Day following the date on which the payment should have been made;

(ggg)	Place of Payment: payments to which the Debentures are entitled will be made by the Company through B3, in accordance with B3's procedure, if the Debentures are in electronic custody at B3, or by the Company, through the Bookkeeper, if the Debentures are not electronically held at B3; and

(hhh)	Extension of Deadline: the deadlines for the payment of any obligation provided for in the Deed of Issue will be automatically extended until the first subsequent Business Day if the maturity coincides with a day on which there are no banking hours in the City of São Paulo, State of São Paulo, without any addition to the amounts to be paid, except in cases where payments must be made through B3, In which case there will only be an extension when the payment date coincides with a national holiday, Saturday or Sunday.

(vii)	Sign any and all necessary and/or convenient instruments for the execution of the Issue, as well as to assume the obligations arising from the Debentures and to implement the Offer;

(viii)	Authorize the Executive Board and other legal representatives of the Company to perform all acts and adopt all necessary and/or convenient measures for the formalization of the Issuance and the Offering, including, but not limited to, the negotiation and signing of the Deed of Issue, the Distribution Agreement, any amendments to such instruments, and all other documents related to the Issuance;

(ix)	To authorize the Executive Board and other legal representatives of the Company to contract the intermediary securities institutions through the Distribution Agreement, the Fiduciary Agent, the Bookkeeper, the Settling Bank, the Risk Rating Agency, the legal advisors and other service providers related to the Issuance and the Offering, such as B3,

To this end, it may negotiate, sign the respective contracts and set the respective fees; and

(x)	Ratify all acts previously performed by the Company, through its officers and other legal representatives, as the case may be, related to the Issuance and the Offering, as well as the above resolutions.

6.               ADJOURNMENT: Nothing else to be discussed, the session was suspended for the drafting of these minutes. After the proceedings were reopened, these minutes were read and approved, having been signed by the secretary. São Paulo, 29 May, 2024. Chairman: Mr. Oscar de Paula Bernardes Neto; Secretary: Mr. Luis Henrique Estima Galdino. Members of the Board of Directors present: Mr. Oscar de Paula Bernardes Neto, Mr. José Guimarães Monforte, Mr. Belmiro de Figueiredo Gomes, Mr. Enéas Cesar Pestana Neto, Mr. Andiara Pedroso Petterle, Mr. Julio Cesar de Queiroz, Mr. Leila Abraham Loria and Mr. Leonardo Gomes Pereira.

I certify, for the proper purposes, that this document is an extract of the minutes drawn up in a proper book, pursuant to paragraph 3 of article 130 of Law No. 6,404/76, as amended.

Rio de Janeiro, May 29, 2024

________________________________________

Luis Henrique Estima Galdino

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2024

Sendas Distribuidora S.A.

By: /s/ Vitor Fagá de Almeida

Name: Vitor Fagá de Almeida

Title: Vice President of Finance and Investor Relations

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.